Filed Pursuant to Rule 433

Registration No. 333-240250

Supplementing the Preliminary Prospectus

Supplement dated September 7, 2021

(To Prospectus dated July 31, 2020)

$750,000,000

Archer-Daniels-Midland Company

$750,000,000 2.700% Notes due 2051

Final Term Sheet

September 7, 2021

Issuer:	Archer-Daniels-Midland Company
Trade Date:	September 7, 2021
Settlement Date:	September 10, 2021 (T+3)
Expected Ratings*:	A2 (Stable outlook) by Moody’s Investors Service, Inc.
A (Stable outlook) by S&P Global Ratings
A (Stable outlook) by Fitch Ratings, Inc.
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. MUFG Securities Americas Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC
Co-Managers:	BofA Securities, Inc. Citigroup Global Markets Inc.
Title of Securities:	2.700% Notes due 2051 (the “Notes”)
Principal Amount:	$750,000,000
Maturity Date:	September 15, 2051
Interest Rate:	2.700%
Interest Payment Dates:	Semi-annually on March 15 and September 15, beginning on March 15, 2022
Yield to Maturity:	2.775%
Spread to Benchmark Treasury:	+80 bps
Benchmark Treasury:	UST 2.375% due May 15, 2051
Benchmark Treasury Price and Yield:	108-30+/1.975%
Price to Public:	98.479%
Aggregate Gross Proceeds to Issuer, before expenses:	$738,592,500
Aggregate Net Proceeds to Issuer, before expenses:	$732,030,000

Redemption Provisions:
Make-Whole Call:	The Issuer may redeem the Notes at its option, either in whole at any time or in part from time to time prior to March 15, 2051 (six months prior to the maturity date of the Notes, the “Par Call Date”), at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would have been payable if the Notes being redeemed on that redemption date matured on the Par Call Date (excluding interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.
Par Call:	The Issuer may also redeem the Notes at its option, either in whole at any time or in part from time to time on and after the Par Call Date at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.
Change of Control Repurchase:	As described in the Preliminary Prospectus Supplement
CUSIP/ISIN:	039482 AC8/US039482AC84

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Extended Settlement

We expect that delivery of the Notes will be made against payment therefor on or about September 10, 2021 which will be the third business day following the date of pricing of the Notes, or “T+3”. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade Notes on the Trade Date should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus, Registration Statement No. 333-240250) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Barclays Capital Inc. toll-free at (888) 603-5847; BNP Paribas Securities Corp. toll-free at (800) 854-5674 or MUFG Securities Americas Inc. toll-free at (877) 649-6848.